UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                             PLAYTEX PRODUCTS, INC.
                             ----------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                 72813P-10-0
                                 -----------
                               (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              September 3, 1998
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 Page 1 of 20

CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 2 of 20

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       11,949,700**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  11,949,700**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,949,700**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                19.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 3 of 20

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       11,949,700**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  11,949,700**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,949,700**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                19.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 4 of 20

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       11,949,700**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  11,949,700**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,949,700**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                19.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 5 of 20

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  USA

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       11,949,700**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  11,949,700**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,949,700**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                19.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 6 of 20

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     THE CARPENTERS PENSION TRUST
                                                  FOR SOUTHERN CALIFORNIA

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-6042875
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       11,949,700**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  11,949,700**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,949,700**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                19.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               EP

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 7 of 20

This Amendment No. 7 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on June 22, 1998 by Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.; and The Carpenters Pension Trust for Southern California (collectively, and together with RCBA-Playtex, L.P., RCBA GP, L.L.C. and RCBA Strategic Partners, L.P., the "Reporting Persons"). The principal executive office and mailing address of the Issuer is 300 Nyala Farms Road, Westport, CT 06880. This amendment to the Schedule 13D is being made because the Reporting Persons, as previously described in Amendment No. 6, now include an affiliated entity, RCBA GP, L.L.C. ("RCBA GP"), as defined below, and the limited partnership for which RCBA GP is the sole general partner has certain contractual rights with the Issuer, as discussed below. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended to include the following additional information with respect to RCBA GP.

RCBA GP is a Delaware limited liability company whose principal business is acting as the sole general partner for a limited partnership that has purchased shares of the Common Stock.

Its principal office is located at 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the Managing Members and Members of RCBA GP, their addresses, citizenship and principal occupation are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA        President
Managing Member       Suite 400                           RCBA L.P.
                      San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway     Managing Director
Managing Member       Suite 400                           RCBA L.P.
                      San Francisco, CA 94133

Jeffrey W. Ubben      909 Montgomery St.       USA        Managing Director
Managing Member       Suite 400                           of Investments,
                      San Francisco, CA 94133             RCBA L.P.

William C. Johnston   909 Montgomery St.       USA        Managing Director
Managing Member       Suite 400                           of Investments,
                      San Francisco, CA 94133             RCBA, L.P.


CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 8 of 20

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

John C. Walker        909 Montgomery St.       USA        Managing Director
Member                Suite 400                           of Investments,
                      San Francisco, CA 94133             RCBA L.P.

Murray A. Indick      909 Montgomery St.       USA        Managing Director
Member                Suite 400                           and General Counsel,
                      San Francisco, CA 94133             RCBA L.P.

George F. Hamel, Jr.  909 Montgomery St.       USA        Managing Director
Member                Suite 400                           of Marketing,
                      San Francisco, CA 94133             RCBA L.P.

Marc T. Scholvinck    909 Montgomery St.       USA        Managing Director
Member                Suite 400                           and Chief Financial
                      San Francisco, CA 94133             Officer, RCBA, L.P.

G. Ben Glass          909 Montgomery St.       USA        Vice President
Member                Suite 400                           Investments,
                      San Francisco, CA 94133             RCBA L.P.


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

Item 3 of the Schedule 13D is hereby amended to add the following information:

The source of funds for the purchases of securities includes the working capital of the limited partnership for which RCBA GP is the sole general partner.

Item 4.  Purpose of Transaction
-------------------------------
Item 4 of the Schedule 13D is hereby amended to add the following additional information:

Pursuant to the Amended and Restated Stockholders Agreement (the "Amended Agreement") dated as of September 3, 1998 (attached hereto as Exhibit B and incorporated by reference herein), the limited partnership for which RCBA GP

CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 9 of 20

serves as the sole general partner has become a party to the original Stockholders Agreement, dated June 1, 1998, and has the right to designate one director of the Company (subject to the terms and conditions set forth in the Amended Agreement).

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer's most recent Form 10-Q, there were 60,314,318 shares of Common Stock issued and outstanding as of August 3, 1998. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report direct holdings of 10,507,700 shares of the Common Stock on behalf of its clients, which represents 17.4% of the outstanding shares of the Common Stock.

In addition, because RCBA L.P. has voting and investment power with respect to 1,442,000 shares that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by RCBA L.P. and RCBA GP. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 11,949,700 shares of the Common Stock, which is 19.8% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which RCBA GP has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors and executive officers of RCBA Inc., or managing members and members of RCBA GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or RCBA GP, except to the extent of any pecuniary interest therein.


CUSIP NO. 72813P-10-0            SCHEDULE 13D                    Page 10 of 20

(c) Pursuant to the Amended Agreement, the partnership for which RCBA GP serves as the sole general partner has purchased the following shares of Common Stock in the open market:

                        Price per
Trade Date   Shares     Share
----------   ------     ---------

09-03-98     25,000     $11.9970
09-03-98    166,000     $12.0090

(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

Item 6 of the Schedule 13D is hereby amended as follows:

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, (ii) as noted above, RCBA L.P. has voting and investment power of the shares held by it for the benefit of the Common Fund and (iii) agreements entered into on June 1, 1998 (attached to Amendment No. 5 as Exhibit C) and September 3, 1998 (attached hereto as Exhibit B).

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking

Exhibit B  Amended and Restated Stockholders Agreement

CUSIP NO. 72813P-10-0            SCHEDULE 13D                    Page 11 of 20

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 1998

RICHARD C. BLUM & ASSOCIATES, INC.    RICHARD C. BLUM & ASSOCIATES, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director, General            Managing Director, General Counsel,
    Counsel, Chief Administrative         Chief Administrative Officer and
    Officer and Secretary                 Secretary

                                      THE CARPENTERS PENSION TRUST FOR
                                          SOUTHERN CALIFORNIA

/s/ Murray A. Indick                  By  Richard C. Blum & Associates, L.P.
-----------------------------------       its investment advisor
RICHARD C. BLUM

By  Murray A. Indick
    Attorney-in-Fact                      By  /s/ Murray A. Indick
                                              --------------------------------
RCBA GP, L.L.C.                               Murray A. Indick
                                              Managing Director
                                              General Counsel

By  /s/ Murray A. Indick
    -------------------------------
    Murray A. Indick, Member


CUSIP NO. 72813P-10-0            SCHEDULE 13D                    Page 12 of 20

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  September 8, 1998

RICHARD C. BLUM & ASSOCIATES, INC.    RICHARD C. BLUM & ASSOCIATES, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director, General            Managing Director, General Counsel,
    Counsel, Chief Administrative         Chief Administrative Officer and
    Officer and Secretary                 Secretary

                                      THE CARPENTERS PENSION TRUST FOR
                                          SOUTHERN CALIFORNIA

/s/ Murray A. Indick                  By  Richard C. Blum & Associates, L.P.
-----------------------------------       its investment advisor
RICHARD C. BLUM

By  Murray A. Indick
    Attorney-in-Fact                      By  /s/ Murray A. Indick
                                              --------------------------------
RCBA GP, L.L.C.                               Murray A. Indick
                                              Managing Director
                                              General Counsel

By  /s/ Murray A. Indick
    -------------------------------
    Murray A. Indick, Member



CUSIP NO. 72813P-10-0            SCHEDULE 13D                    Page 13 of 20

EXECUTION COPY

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT (the "Agreement") dated as of September 3, 1998, between PLAYTEX PRODUCTS, INC., a Delaware corporation (the "Company"), and RCBA PLAYTEX, L.P., a Delaware limited partnership (the "Principal Stockholder") and RCBA Strategic Partners, L.P., a Delaware limited partnership (the "Fund").

RECITALS

WHEREAS, J.W. Childs Equity Partners, L.P. (the "Seller") and the Principal Stockholder are parties to a Stock Purchase Agreement, dated as of June 1, 1998 (the "Purchase Agreement"), pursuant to which the Principal Stockholder has purchased from the Seller, an aggregate 6,000,000 shares (the "Purchased Shares") of common stock of the Company, par value $.01 ("Common Stock"); and

WHEREAS, upon the Closing (as defined in the Purchase Agreement, referred to herein as the "Effective Date"), the Principal Stockholder held, in aggregate, 11,758,700 shares of the Common Stock (the "Shares");

WHEREAS, subsequent to the Closing, the Fund intends to acquire shares of Common Stock (the "Fund Shares");

WHEREAS, the Company and the Principal Stockholder are parties to a Stockholders Agreement dated June 1, 1998 (the "Original Agreement");

WHEREAS, the Company, the Principal Stockholder and the Fund desire that the Fund become a party to the Original Agreement and that the Original Agreement be amended as provided in this Agreement;

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement.

"1933 Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

An "Affiliate" of, or a person "affiliated" with, a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person

CUSIP NO. 72813P-10-0            SCHEDULE 13D                    Page 14 of 20

specified. The term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

"By-Laws" means the by-laws of the Company.

"By-Laws Amendment" means the proposed amendment to the By-Laws in the form attached as Exhibit A hereto.

"Transfer" or "Transferred" means, in relation to any share of Common Stock, any sale, assignment, transfer or disposition by gift or otherwise, including without limitation, any distribution in liquidation or otherwise by a corporation or partnership; provided, however, that "Transfer" does not mean, with respect to any such share of Common Stock, any pledge, mortgage, hypothecation or grant of a security interest therein.

"Person" means any individual, firm, corporation, partnership, limited liability company or partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

ARTICLE II

DIRECTORS

2.1 Increase in the Size of the Board of Directors. The Company hereby agrees that it will upon or immediately following the Effective Date (i) increase the size of its Board of Directors (the "Board") to a number necessary to effect clause (ii) of this Section 2.1, and (ii) cause two of the vacancies thus created (or created by resignation) to be filled by Richard C. Blum and Jeffrey W. Ubben.

2.2 Nomination of Designated Directors. The Company hereby agrees that for so long as the Principal Stockholder and the Fund own, in the aggregate, at least 11% of the outstanding shares of Common Stock, the Company will use its best efforts to ensure that, following any vote for the election of directors of the Company at a stockholders' meeting or otherwise, two directors (each a "Designated Director") (one designated by the Principal Stockholder and the other by the Fund) are members of the Board, provided, that (i) one Designated Director is either Jeffrey W. Ubben or N. Colin Lind for so long as he is an employee, officer, director, member or partner of the Principal Stockholder or any of its Affiliates, (ii) any other Designated Director shall be approved by a majority of the members of the Board who are either Purchaser Directors (as defined in the By-Laws) or officers of the Company (which such consent shall not be unreasonably withheld), and (iii) that the proposed Designated Directors are nominated in accordance with the By-Laws.

2.3 Stockholder Meeting; Proxy Material; By-Laws Amendment. The Company shall cause proxies of its stockholders to be solicited, in accordance with

CUSIP NO. 72813P-10-0            SCHEDULE 13D                    Page 15 of 20

the By-Laws and the 1934 Act, for the purpose of voting for the adoption of the By-Laws Amendment (the "Stockholder Meeting") at the annual meeting of the Company's stockholders to be held in 1999 (the "Stockholders Meeting"). In connection with the Stockholders Meeting, the Company: (A) shall prepare and file with the Securities and Exchange Commission (the "SEC") in accordance with the 1934 Act an information statement relating to the By-Laws Amendment (the "Information Statement"), use all reasonable efforts to have the Information Statement and/or any amendment or supplement thereto cleared by the SEC and thereafter mail to its stockholders, as promptly as practicable following such clearance, the Information Statement; (B) shall use its reasonable best efforts to obtain the necessary approvals by its stockholders for the adoption of the By-Laws Amendment (unless the Board shall have determined in good faith, based upon advice of outside counsel, that taking such actions would be inconsistent with the Board's fiduciary duties under applicable law); and (C) shall otherwise comply with all legal requirements applicable to the Stockholders Meeting. The Company shall make available to the Principal Stockholder prior to the filing thereof with the SEC copies of the preliminary Information Statement and any amendments or supplements thereto and shall make any changes therein reasonably requested by the Principal Stockholder insofar as such changes relate to any matters relating to the Principal Stockholder.

2.4. Voting for Directors. For so long as the Principal Stockholder and the Fund own, in the aggregate, at least 11% of the outstanding shares of Common Stock, each of the Principal Stockholder and the Fund agrees that it shall vote (and shall cause each of its Affiliates owning, directly or indirectly, any shares of Common Stock to vote) all the shares of Common Stock owned directly or indirectly by it or such Affiliate in favor of all the persons nominated by the Board in accordance with the Amended By-Laws; provided this
Section 2.4 shall terminate upon the tenth anniversary of the Effective Date.

ARTICLE III

TRANSFERS OF SECURITIES

3.1 Restrictions on Transfer of Company Common Stock. The Principal Stockholder agrees that, from the Effective Date to the date 364 days after the Effective Date, it shall not (i) Transfer any of the Purchased Shares, by distribution or otherwise, to any of its shareholders, partners, members or owners (in each case other than Affiliates), (ii) sell any of the Purchased Shares pursuant to Rule 144 under the 1933 Act.

3.2 Transfers Subject to Compliance with Securities Laws. After the Effective Date, no Shares may be Transferred by the Principal Stockholder (other than pursuant to an effective registration statement under the 1933
Act) unless such Principal Stockholder first delivers to the Company an opinion of counsel, reasonably satisfactory to the Company, to the effect that such Transfer is not required to be registered under the 1933 Act.

3.3 Certificates for Shares To Bear Legends. (A) After the Effective Date, so long as the Purchased Shares are not sold pursuant to an effective

CUSIP NO. 72813P-10-0            SCHEDULE 13D                    Page 16 of 20

registration statement under the 1933 Act or pursuant to Rule 144 under the 1933 Act, the Purchased Shares shall be subject to a stop-transfer order and the certificates therefor shall bear the following legend by which each holder thereof shall be bound:

"THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO (i) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, OR (ii) AN APPLICABLE EXEMPTION FROM REGISTRATION THEREUNDER."

(B) So long as the Purchased Shares are subject to the terms and conditions of Section 3.1, the Purchased Shares shall be subject to a stop-transfer order and the certificates shall bear the following legend:

"UNTIL JUNE __, 1999, THE SALE OR TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS FURTHER SUBJECT TO RESTRICTIONS WHICH ARE CONTAINED IN A STOCKHOLDERS AGREEMENT DATED AS OF JUNE [1], 1998, A COPY OF WHICH IS ON FILE WITH THE ISSUER OF THESE SHARES AND WILL BE FURNISHED BY THE ISSUER OF THESE SHARES TO THE STOCKHOLDER ON REQUEST AND WITHOUT CHARGE."

(C) After the termination of the legend requirements of either Section 3.3(A) or Section 3.3(B), the Company shall, upon the written request of the holders of the Shares and receipt by the Company of evidence reasonably satisfactory to it that such requirement has terminated (including, with respect to the legend required by the Section 3.3(A), a written opinion of counsel), issue certificates for such Shares that do not bear all or part of the legend described in Section 3.3(A) or Section 3.3(B), as the case may be, and release the applicable stop-transfer order.

ARTICLE IV

RESTRICTIONS ON PURCHASE

4.1 Restricted Purchases. From the Effective Date through the fifth anniversary of the Effective Date, the Principal Stockholder agrees that it will not, nor will it permit any of its Affiliates to, directly or indirectly, take any action, including, without limitation, to acquire, offer to acquire, or agree to acquire, by purchase or otherwise, any shares of Common Stock (or any options, warrants, convertible securities, or other rights to purchase or subscribe for Common Stock), if immediately thereafter the number of shares of Common Stock (including, for this purpose, shares of Common Stock issuable pursuant to any options, warrants, convertible securities, or other rights to purchase or subscribe for Common Stock) beneficially owned (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934) by the Principal Stockholder and its Affiliates (including, the Fund) exceeds the sum of (i) the number of Shares as of the Effective Date (the "Effective Date Shares") plus (ii) 2,000,000 (in the case of each of clause (i) and (ii), as adjusted for stock splits, combination of stock, stock dividends or similar recapitalizations by the Company), provided however that nothing in this
Section 4.1 shall prohibit the Principal Stockholder or any of its Affiliates from acquiring any Common Stock in accordance with the provisions of Section
4.2 below.


CUSIP NO. 72813P-10-0            SCHEDULE 13D                    Page 17 of 20

4.2  Preemptive Rights

(a) From and after the Effective Date, except as provided below, the Company shall not issue, sell or transfer or allow any of its subsidiaries to issue, sell or transfer any Common Stock (or any options, warrants, convertible securities, or other rights to purchase or subscribe for Common Stock) (collectively, the "Offered Securities") unless the Principal Stockholder is offered in writing the right to purchase, at the same price and on the same terms proposed to be issued and sold, a portion of the Offered Securities (the "Stated Percentage") equal to the product of (i) the total number of Offered Securities multiplied by (ii) a fraction, the numerator of which is the lesser of (x) the number of Effective Date Shares or (y) the number of shares of Common Stock then owned by the Principal Stockholder and the denominator of which is the total number of the then outstanding shares of Common Stock, computed on a fully diluted basis (the "Preemptive Rights"). If the Offered Securities are being issued in connection with the issuance of any other securities, or incurrence of any debt, by the Company ("Other Securities or Debt"), the Principal Stockholder shall be required to purchase its Stated Percentage of such Other Securities or Debt in order to exercise its Preemptive Rights. The Principal Stockholder shall have the right, during the period specified in Section 4.2(b), to accept the offer for any or all of their portion of the Offered Securities.

(b) If Principal Stockholder does not deliver to the Company written notice of acceptance of any offer made pursuant to Section 4.2(a) within 10 business days after the Principal Stockholder's receipt of such offer shall be deemed to have waived its right to purchase the Offered Securities which are the subject of such offer (including, if the Offered Securities include convertible securities, options, or other rights to acquire other securities, such other securities.)

(c) Section 4.2 (a) shall not apply to (i) the grant of options to purchase Common Stock, or the issuance of shares of Common Stock, to employees of the Company or any of its subsidiaries, (ii) shares of Common Stock issuable upon exercise of any option, warrant, convertible security or other rights to purchase or subscribe for Common Stock which, in each case, had been issued in compliance with Section 4.2(a) or under Section 4.2(c)(i), (iii) securities issued pursuant to any stock split, combination of stock, stock dividend or other similar stock recapitalization, (iv) shares of Common Stock issued pursuant to an employee stock option or similar plan, (v) shares of Common Stock issued in connection with the acquisition of stock or assets or of any other Person, (vi) shares of Common Stock issued pursuant to any registered public offering under the 1933 Act, or (vii) any issuance of Offered Securities occurring after the Principal Shareholder owns less than 11% of the outstanding shares of Common Stock.

ARTICLE V

MISCELLANEOUS

5.1 Amendment. This Agreement may be altered or amended only with the consent of the Company, the Principal Stockholder and the Fund.

CUSIP NO. 72813P-10-0            SCHEDULE 13D                    Page 18 of 20

5.2 Specific Performance. The parties recognize that the obligations imposed on them in this Agreement are special, unique and of extraordinary character, and that in the event of breach by any party, damages will be an insufficient remedy; consequently, it is agreed that the parties hereto may have specific performance (in addition to damages) as a remedy for the enforcement hereof, without proving damages.

5.3 Assignment. Except as other provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors of the parties hereto; provided, however, that this Agreement may not be assigned by any party without the prior written consent of the Company and the Principal Stockholder except that the Company may assign its rights herein to any successor to all or substantially all its assets (by merger or otherwise). Any assignment of rights hereunder shall be coupled with the assumption by the assignee of all of the obligations of the assignor hereunder and shall thereby relieve such assignor of such obligations. Any purported assignment made in violation of this Section 6.3 shall be void and of no force and effect.

5.4 Notices. Any and all notices, designations, consents, offers, acceptances, or any other communication provided for herein shall be given in writing and deemed received when delivered by overnight courier or hand delivery, or when sent by facsimile transmission which shall be addressed, or sent, as follows:

If to the Company, to it at:
Playtex Products, Inc.
300 Nyala Farms Road
Westport, Connecticut 06880
Attention:    Michael R. Gallagher,
Chief Executive Officer
Telecopier:  (203) 341-4260

with a copy to:

Haas Wheat & Partners Incorporated
300 Crescent Court
Suite 700
Dallas, Texas 75201
Attention:    Robert B. Haas
Telecopier:  (214) 871-8364

and another copy to:

Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas
New York, New York 10019-6064
Attention:    Robert M. Hirsh, Esq.
Telecopier:  (212) 373-2159


CUSIP NO. 72813P-10-0            SCHEDULE 13D                    Page 19 of 20

If to the Principal Stockholder or the Fund, to:

Richard C. Blum & Associates, L.P.
909 Montgomery Street, Suite 400
San Francisco, California 94133
Attention:  Murray A. Indick, Esq.
Telecopier:  (415) 434-3130

With a copy to:

Wilmer, Cutler & Pickering
2445 M Street, N.W.
Washington, D.C.  20037
Attention:  Michael R. Klein, Esq
Telecopier:  (202) 663-6363

5.5 Counterparts. This Agreement may be executed in one or more counterparts and each counterpart shall be deemed to be an original and which counterparts together shall constitute one and the same agreement of the parties hereto.

5.6 Section Headings. Headings contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provisions hereof.

5.7 Choice of Law. This Agreement shall be governed by the laws of the State of New York, without regard to principles of conflicts of laws.

5.8 Entire Agreement. This Agreement, the Stock Purchase Agreement and the Registration Rights Agreement contain the entire understanding of the parties hereto respecting the subject matter hereof and thereof and supersede all prior agreements, discussions, and understandings with respect to such subject matters.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

PLAYTEX PRODUCTS, INC.


By:  /s/ Michael F. Goss
     ------------------------------------
     Name:
     Title:


RCBA PLAYTEX, L.P.


By:  /s/ Jeffrey W. Ubben
     ------------------------------------
     Name:
     Title:

CUSIP NO. 72813P-10-0            SCHEDULE 13D                    Page 20 of 20

RCBA STRATEGIC PARTNERS, L.P.


By:  /s/ Jeffrey W. Ubben
     ------------------------------------
     Name:
     Title:

FORM OF AMENDMENT TO THE BY-LAWS OF THE COMPANY

A. The existing Section 15(b)B shall be replaced in its entirety to read as follows:

"(B)From the Effective Date until the earlier of (1) the date upon which the Principal Stockholder holds, in the aggregate, less than 11% of the outstanding shares of common stock of the Company or (2) the tenth anniversary of the Effective Date, two of the Non-Purchaser Directors shall be Designated Directors, provided, that (1) one Designated Director is either Jeffrey W. Ubben or N. Colin Lind for so long as he is an employee, officer, director, member or partner of the Principal Stockholder or any of its Affiliates, and
(2) any other Designated Director shall be approved by a majority of the members of the Board who are either Purchaser Directors or officers of the Company, which approval shall not be unreasonably withheld. The "Effective Date" shall have the meaning given to that term in the Amended and Restated Stockholders Agreement, dated as of September 3, 1998, among the Company, and RCBA PLAYTEX, L.P. (the "Principal Stockholder") and RCBA Strategic Partners, L.P. (the "Fund"). The "Designated Directors" means one Director designated by the Principal Stockholder and one Director designated by the Fund."